Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 67-1 dated February 2, 2007	Term Sheet No. 2 to Product Supplement no. 67-1 Registration Statement No. 333-130051 Dated February 26, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund due March 12, 2009

General

  The notes are designed for investors who seek exposure to appreciation of the iShares MSCI Emerging Markets Index Fund over the next two years. Investors should be willing to forego interest payments, have their notes automatically called with a return of at least 42% as a result of the Knock-Out feature and be willing to lose some or all of their principal. Investors must also be willing to accept some currency exchange rate risk.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 12, 2009*.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about March 9, 2007** and are expected to settle on or about March 14, 2007.
  The notes are only intended to be offered to certain trust or other fee based accounts. J.P. Morgan Securities Inc., acting as agent for JPMorgan Chase & Co., will not allow any selling concessions to other dealers in connection with the notes sold in this offering. See footnote (1) below for more information.

Key Terms

Index Fund:	iShares MSCI Emerging Markets Index Fund (the “Index Fund”) The return of the Index Fund reflects, in part, all dividends paid on the equity securities held by the Index Fund.
Underlying Index:	MSCI Emerging Markets Index (the “Underlying Index”)
Knock-Out Event/ Automatic Call:

If on any trading day during the Monitoring Period the closing price of one share of the Index Fund exceeds the Knock-Out Level, a Knock-Out Event will have occurred, the notes will be automatically called and you will receive, for each $1,000 principal amount note, a cash payment of at least $1,420 payable on the fifth business day after the trading day upon which the Knock-Out Event occurred. If on any trading day during the Monitoring Period the closing price of one share of the Index Fund equals but does not exceed the Knock-Out Level, a Knock-Out Event will not have occurred and the notes will not be automatically called.

Monitoring Period:	The period from the pricing date to and including the Final Valuation Date.
Knock-Out Level:	At least 142% of the Initial Share Price. The Knock-Out Level will be determined on the pricing date and will not be less than 142% of the Initial Share Price.
Payment at Maturity:	To the extent that the notes are not automatically called:
(1) if the Final Share Price is equal to, or greater than, the Initial Share Price on the Final Valuation Date, at maturity you will receive for each $1,000 principal amount note a cash payment of $1,000 plus the Additional Amount, which may be zero; or
(2) your investment will be fully exposed to any decline in the Index Fund if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur. If the Final Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the price of the shares of the Index Fund declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 x Share Return) You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity, if the Final Share Price is equal to, or greater than, the Initial Share Price, or upon an automatic call upon the occurrence of a Knock-Out Event, will equal:

(1) at maturity if the notes are not automatically called, $1,000 x the Share Return x the Participation Rate; or
(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate. Assuming the Knock-Out Rate is 42%, under these circumstances the Additional Amount you would receive at maturity would equal $420 per $1,000 principal amount note.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:

The closing price of one share of the Index Fund on the pricing date; provided that for purposes of determining whether a Knock-Out Event has occurred, the Initial Share Price shall equal the closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.

Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date, times the Share Adjustment Factor.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti Dilution Adjustments” in the accompanying product supplement no. 67-1 for further information about these adjustments.

Participation Rate:	If a Knock-Out Event has not occurred, the Participation Rate will equal 200%.
Knock-Out Rate:	At least 42%. The Knock-Out Rate will be determined on the pricing date and will not be less than 42%.
Final Valuation Date:	March 9, 2009*
Maturity Date:	March 12, 2009*
CUSIP:	48123JRH4
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 67-1.
**	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

Investing in the Auto Callable Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 67-1 and “Selected Risk Considerations” beginning on page TS-2 of this term sheet. JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 67-1 and this term sheet if you so request by calling toll-free 866-535-9248. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.40 per $1,000 principal amount note. The actual commission received by JPMSI will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $19.50 per $1,000 principal amount note. Certain selling dealers will forego any fees for sales to certain trust accounts. See “Underwriting” in the accompanying product supplement no. 67-1.
For a different portion of the notes to be sold in this offering, an affiliate of ours will receive a structuring and development fee. If the notes priced today, the amount of this fee would be expected to be approximately $17.40 per $1,000 principal amount note. The actual amount of this fee will depend on market conditions on the pricing date. In no event will the total amount of this fee exceed $19.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 67-1 dated February 2, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 67-1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 67-1 dated February 2, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000367/e26214-424b2.htm

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur and if the Final Share Price is equal to, or greater than, the Initial Share Price, at maturity in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Share Return x the Participation Rate. If a Knock-Out Event occurs, your notes will be automatically called and in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Knock-Out Rate. The actual Knock-Out Level will be determined on the pricing date and will not be less than 142% of the Initial Share Price. Assuming the Knock-Out Level of the notes is set at 142% of the Initial Share Price and the Knock-Out Rate is set at 42%, the appreciation potential of the notes, which reflects the Participation Rate of 200%, will be limited to approximately 84%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call if a Knock-Out Event occurs is subject to our ability to pay our obligations as they become due.
  POTENTIAL FOR EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing price of one share of the Index Fund on any trading day during the Monitoring Period exceeds the Knock-Out Level and you will be entitled to at least $1,420 for each $1,000 principal amount note. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 42%.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to generate investment results that correspond generally to the MSCI Emerging Markets Index by pursuing an investment strategy that includes investing directly in the equity securities included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund and the Underlying Index, see the information set forth under “iShares® MSCI Emerging Markets Index Fund” and “The MSCI Emerging Markets Index” in the accompanying product supplement no. 67-1.
  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES — The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that it is reasonable to treat the notes as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 67-1, and will be based on certain factual representations to be received from us on or prior to the pricing date.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 67-1. You should consider carefully whether the notes are suitable to your investment goals.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity or upon an automatic call is linked to the performance of the Index Fund, and will depend on whether a Knock-Out Event occurs and whether, and the extent to which, the Share Return is positive, flat or negative. IF A KNOCK-OUT EVENT DOES NOT OCCUR, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL SHARE PRICE AS COMPARED TO THE INITIAL SHARE PRICE.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index Fund. Your ability to participate in the appreciation of the Index Fund may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of at least 42%, or $420, and will not be determined by reference to the Share Return even though the Share Return may reflect significantly greater appreciation in the Index Fund than 42%. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 42%.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-1
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.
  THE INDEX FUND IS SUBJECT TO MANAGEMENT RISK — The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors, which we refer to as BGFA, which is the investment adviser to the Index Fund, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.
  NO COUPONS OR VOTING RIGHTS — As a holder of the notes, you will not receive coupon payments, and you will not have voting rights or any other rights that holders of shares of the Index Fund would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY OR AUTOMATIC CALL — While the payment at maturity, if any, or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date or an automatic call could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity or until they are automatically called upon a Knock-Out Event, if applicable.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in the accompanying product supplement no. 67-1.
  THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Sensitivity Analysis — Hypothetical Payment at Maturity or Upon a Knock-Out Event and Resulting Automatic Call for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity, if any, or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Share Return from -100% to +80% and assumes a Participation Rate of 200%, an Initial Share Price of $118.00, the Knock-Out Level of 142% and the Knock-Out Rate of 42%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the dollar amounts listed under “Final Share Price” are deemed to reflect the highest closing price of one share of the Index Fund on any trading day during the Monitoring Period. If on any trading day during the Monitoring Period, the closing price of one share of the Index Fund were to exceed the Knock-Out Level (which would be $167.56 based on the assumed Initial Share Price of $118.00 and the assumed Knock-Out Level of 142%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,420 would have been paid.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-2

The numbers appearing in the table below have been rounded for ease of analysis.

						Payment on the Notes

Final Share Price	Share Return	Participation Rate	Share Return x Participation Rate	Additional Amount	Principal	At Maturity (Knock Out Event Does Not Occur)	Knock Out Event and Automatic Call Do Occur

212.40	n/a	n/a	n/a	$420	$1,000	n/a	$1,420
200.60	n/a	n/a	n/a	$420	$1,000	n/a	$1,420
188.80	n/a	n/a	n/a	$420	$1,000	n/a	$1,420
177.00	n/a	n/a	n/a	$420	$1,000	n/a	$1,420
165.20	40.0%	200%	80.0%	$800	$1,000	$1,800	$1,420
153.40	30.0%	200%	60.0%	$600	$1,000	$1,600	$1,420
141.60	20.0%	200%	40.0%	$400	$1,000	$1,400	$1,420
129.80	10.0%	200%	20.0%	$200	$1,000	$1,200	$1,420
118.00	0%	n/a	0%	$0	$1,000	$1,000	$1,420
106.20	-10.0%	n/a	n/a	n/a	$1,000	$ 900	$1,420
94.40	-20.0%	n/a	n/a	n/a	$1,000	$ 800	$1,420
82.60	-30.0%	n/a	n/a	n/a	$1,000	$ 700	$1,420
70.80	-40.0%	n/a	n/a	n/a	$1,000	$ 600	$1,420
59.00	-50.0%	n/a	n/a	n/a	$1,000	$ 500	$1,420
47.20	-60.0%	n/a	n/a	n/a	$1,000	$ 400	$1,420
35.40	-70.0%	n/a	n/a	n/a	$1,000	$ 300	$1,420
23.60	-80.0%	n/a	n/a	n/a	$1,000	$ 200	$1,420
11.80	-90.0%	n/a	n/a	n/a	$1,000	$ 100	$1,420
0.00	-100.0%	n/a	n/a	n/a	$1,000	$ 0	$1,420

Hypothetical Examples of Amounts Payable At Maturity or Upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $118.00 to a Final Share Price of $141.60 and the closing price of one share of the Index Fund on no trading day during the Monitoring Period exceeds $167.56. Because the Final Share Price is more than the Initial Share Price and the closing price of one share of the Index Fund on no trading day exceeds 142% of the Initial Share Price, the Additional Amount is equal to $400 and the final payment at maturity is equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(141.60-118.00)/118.00] x 200%) = $1,400

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $118.00 to a Final Share Price of $94.40 and the closing price of one share of the Index Fund on no trading day during the Monitoring Period exceeds $167.56. Because the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, the final payment at maturity is equal to $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(94.40-118.00)/118.00]) = $800

Example 3: The closing price of one share of the Index Fund equals $177.00 on at least one trading day during the Monitoring Period. Because the closing price of one share of the Index Fund on at least one trading day exceeds the Knock-Out Level ($167.56), a Knock-Out Event has occurred, the Additional Amount is equal to $420 and the payment upon automatic call is equal to $1,420 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 42%) = $1,420

Historical Information

The following graph sets forth the weekly closing price of one share of the Index Fund from April 7, 2003, which was the date of the Index Fund’s inception, through February 23, 2007. The closing price of one share of the Index Fund on February 23, 2007 was $117.50. We obtained the information in the graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to its accuracy or completeness.

The historical prices set forth in the graph have been adjusted for a 3-for-1 stock split that was payable on June 8, 2005. The historical prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Final Share Price on the Final Valuation Date (if a Knock-Out Event does not occur and the notes are not automatically called). We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-3